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                                                                EXHIBIT 99(a)(4)

To: j2 Global Employees

Today, j2 Global is announcing an opportunity for employees and directors who have j2 Global Communications, Inc. stock options.

The management team at j2 Global recognizes that the stock option program is a valuable program to employees and directors and that the overall market environment has left many of your options at prices much higher than the stock is today.

In response to this situation, we are announcing the j2 Global Stock Option Exchange Program. This voluntary program allows j2 Global employees and directors to cancel existing options and exchange them for new options that will be granted no earlier than 6 months and 1 day from the date of cancellation. Replacement options are expected to be granted in late December, 2001.

The following options are eligible to participate in the Program:

1. Stock options issued under the j2 Global stock option plan during calendar years 1998, 1999 and 2000 ("Eligible j2 Options"); and

2. Stock options resulting from the conversion of eFax.com options granted on or after October 31, 1996 ("Eligible eFax Options").

j2 stock options issued before January 1, 1998 and after December 31, 2000, as well as those resulting from the conversion of eFax.com stock options granted before October 31, 1996, are not eligible to participate in the Program.

With respect to Eligible j2 Options, the number of shares subject to new options will be equal to the number of shares subject to the Eligible j2 Options that are accepted for exchange and canceled. With respect to Eligible eFax Options, the number of shares subject to new options will be equal to one-tenth (1/10) of the number of shares subject to the Eligible eFax Options that are accepted for exchange and canceled.

The new grants will have four (4) year vesting schedules (25% per year) beginning on March 27, 2001.

This is not a stock option re-pricing. A re-pricing would force the company to take a significant charge to earnings and would hinder the company's earnings growth.

You will soon receive an e-mail from Patty Brunton that details the Employee Stock Option Exchange Program, the possible benefits and risks, and what you need to do if you choose to participate in the program. I encourage you to review the material in detail and consider your decision carefully.

Speaking for all of management, we continue to believe that j2 Global's opportunities for growth are better than ever and, as always, want to provide the best ways to reward employees for our execution on those opportunities. I believe that this program is an important indication of our appreciation for the entire j2 Global team.

                                       Sincerely,

                                       Richard